October 11, 2005

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Capital Title Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 17, 2005
File No. 000-21417

Dear Mr. Rosenberg:

Upon further review and discussion with Ms. Ignat on your staff, we submit the following revised responses to our letter dated October 3, 2005. This response is related to the Staff’s Comment number 2, 3 and 4 regarding reporting title premium revenue on a net basis, recognition of flood zone determination service revenue and disclosures required by paragraph 11 of SOP94-5.

Additionally, in our Registration Statement on Form S-3 (File No. 333-128609) filed September 27, 2005, we made minor changes to the wording in the footnote to the Contractual Commitments table disclosure discussed below in our initial response to Comment number 1 and we have made corresponding conforming changes herein. Our revised response to Comments number 2, number 3 and number 4 are included for your review.

This response letter supersedes our responses sent to you in letters dated August 31, 2005 and October 3, 2005.

SEC Comment number 1:

Please include the expected settlement of your reserve for title insurance and escrow losses in the contractual obligation table. In this regard, please note that it would appear that these represent future legal obligations of yours. Due to the apparently significant nature of these liabilities to your business, we believe the inclusion of these liabilities in the contractual obligation table will provide investors increased disclosure of your liquidity. The purpose of Item 303(a)(5) and Financial Reporting Release 67 appears to be to obtain enhanced disclosure concerning your contractual payment obligation and the exclusion of ordinary course items would appear to be inconsistent with that purpose.

Capital Title Group, Inc. response:

We will modify our disclosure in future periodic reports to include in the contractual obligation table the expected amounts and timing of the settlement of our reserve for title insurance and escrow losses as well as a more expanded discussion of the inherent factors that cause uncertainty in these payment pattern estimates. We would expect our disclosures in future periodic reports to be reflective of the following example;

Contractual Commitments and Commercial Obligations

Payments due by period
Contractual Obligations	Less than one year		2007-2008		2009-2010		Thereafter
Debt maturities	$	X,XXX	$	X,XXX	$	XXX	$	X,XXX
Minimum lease commitments		XXX		XXX		XXX		XX

Title and escrow loss reserve (1)		XXX		XXX		XX		XX

Total	$	X,XXX	$	X,XXX	$	XXX	$	X,XXX

(1)	As of December 31, 2005 we had title insurance and escrow loss reserves of $XXX million. The amount and timing of these obligations are estimated and are not set contractually. Nonetheless, based on historical title insurance claim experience, we anticipate the above payment patterns. While we believe that historical loss payments are a reasonable source for projecting future claim payments, there is significant variability inherent in this payment pattern estimate because of the potential impact of several factors that can cause increases in both the amount and timing of estimated title and escrow loss payments including (i) changes in future mortgage interest rates and the corresponding effect on the quantity of real estate and refinancing transactions; (ii) the legal environment and court decisions of title insurance policy language; and (iii) events such as fraud, defalcation and multiple property title defects.

SEC Comment number 2:

Please clarify for us what the underwriting fees represent and why netting them against title service revenues complies with GAAP. In so doing, please tell us the specific literature supporting this presentation.

Capital Title Group, Inc. response:

In our title insurance operations we perform title services and issue a title insurance policy as an agent for a third party title insurance underwriter. As part of the gross fee we charge our customers, we pay an underwriting fee to the third party title insurance underwriter as compensation for accepting the risk associated with issuing the title policy. Because the third party insurance underwriter assumes the risks associated with issuing the title insurance policy, we report title insurance fee revenues net of underwriting fees paid.

We reviewed Staff Accounting Bulletin No. 101 – “Revenue Recognition in Financial Statements” (SAB 101), Staff Accounting Bulleting No. 104, Topic 13: Revenue Recognition (SAB 104) and EITF 99-19 “Reporting Revenue Gross as a Principal versus Net as an Agent”. We believe that all these references support our position of netting underwriting fees against title service revenue but following is the result of our review.

We noted that in SAB 104 under paragraph 5 that Topic 13.A.5 which provided guidance on income statement presentation and whether transactions should be presented on a gross as a principal or net as an agent basis was deleted and replaced with EITF 99-19. Upon review of this EITF we found that in paragraph 4 this EITF excludes from its scope transactions including insurance and reinsurance premiums. We therefore conclude after this research that we fall under the guidance of SAB 101.

We consulted with our outside independent auditors when we implemented this accounting treatment in 2000 and have consistently reported title insurance fees net of title remittance fees paid pursuant to agreements we have with underwriters since that time. We believe this treatment is consistent with our reporting peers and is in accordance with the above noted accounting guidance. We feel the discussion of underwriting fees in the Revenue Recognition footnote on page 39 of our 2004 Form 10-K, coupled with the discussion of title insurance in the Company Operations section on page 9 of our 2004 Form 10-K adequately covered what these fees represented but will provide additional disclosure in future periodic reports.

SEC Comment number 3:

Please tell us the basis used to recognize flood zone determination service revenue over the period you are contractually obligated to provide the service and how that basis is consistent with your pattern of performance during that period.

Capital Title Group, Inc. response:

In response to the Staff’s comment letter we reviewed our revenue recognition policies relating to our flood zone determination services we provide to lenders. We acquired this new line of business in July 2004 and the revenue represents less than 1% of our consolidated revenue; an immaterial portion of our consolidated revenues.

The previous accounting we followed, which was consistent with the revenue recognition policy of the acquired company, was to defer a portion of our revenue related to services we are contractually required to provide in future periods and amortize this deferred revenue into income over the period we are contractually required to provide the additional services. Upon further research of current accounting literature, specifically SAB 104, Topic 13, paragraph A.3.f – Nonrefundable up-front fees, and discussions with our outside independent auditors we changed our accounting related to revenue recognition for the portion of flood zone determination services where we are obligated to provide future services.

Effective July 1, 2005, we will defer all revenue related to those flood zone determinations where there are any obligations to provide future monitoring of the flood zone status and will recognize the revenue ratably over the average periods that we estimate the related loans will be outstanding.

This change represents the correction of an error and our conclusion to not restate prior year’s financial statements was based on the immateriality of the amounts related to this issue and other pertinent qualitative factors. As noted above we acquired this business in July 2004 and the impact of this change for the fiscal year ended December 31, 2004 was approximately 2.1% of previously reported earnings attributable to common shareholders. For the six months ended June 30, 2005 the impact of this change on earnings attributable to common shareholders was approximately 4.3%. In addition to this quantitative consideration, we further reviewed qualitative considerations and have concluded that this change (a) did not mask anything in our earnings or other trends as it relates to an immaterial portion of revenue from what is currently a minor component of our overall business, (b) did not have any impact on loan covenants as we are not close to violating any covenants, (c) did not affect any compensation structures as it would only impact our Chairman and his bonus had already met a maximum cap, (d) did not hide any failure to meet analysts’ estimates as we have been exceeding analysts’ estimates, and (e) did not change income into a loss as the Company was profitable in all periods. We therefore concluded there is no need to restate any of the Company’s previously filed financial statements. We have reviewed Accounting Principles Board Opinion No. 20, “Accounting Changes,” and Accounting Principles Board Opinion No. 28, “Interim Financial Reporting,” and have concluded the proper accounting treatment is that we correct the immaterial error in the period the change was made, which will be the third quarter of 2005.

Capital Title was not an accelerated filer requiring a Sarbanes-Oxley 404 certification as of December 31, 2004 but we are currently in the process of testing controls over financial reporting and preparing for a December 31, 2005 certification. Even though we have not completed our Sarbanes-Oxley 404 processes, we recognize that we have been signing certifications attached as exhibits to our Form 10-K and Form 10-Q filings regarding disclosure controls and internal controls; however, the immaterial nature of this change would not have risen to the level of impacting these certifications. In connection with this change in our accounting for flood zone determination services we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as defined in the Securities Exchange Act of 1934 and have determined that changing how we account for flood zone determination services since acquiring this business in 2004 through June 30, 2005 in accordance with SAB 104, Topic 13, paragraph A.3.f – Nonrefundable up-front fees, did not result from a significant deficiency or material weakness in our internal controls over financial reporting. As previously mentioned, this component of our revenue accounts for less than 1% of our consolidated revenue so is currently considered out-of-scope for our Sarbanes-Oxley 404 processes.

SEC Comment number 4:

Please tell us where you have provided all of the disclosures required by paragraph 11 of the SOP 94-5 or make any of those disclosures that have not already been made.

Capital Title Group, Inc. response:

Statement of Position 94-5 paragraph 11 requires the disclosure of the balance in the reserve for title insurance and escrow losses at the beginning and end of each fiscal year presented, incurred claims and claim adjustment expenses with separate disclosure of the provision for title insurance and escrow losses of the current fiscal year and of increases or decreases in the provision for insured events of prior fiscal years, and payments of claims and claim adjustment expenses with separate disclosure of payments of claims and claim adjustment expenses attributable to insured events of the current fiscal year and to insured events of prior fiscal years. Our financial statements provided a basic roll forward of the annual reserve for title insurance and escrow losses in footnote 8 in our Form 10-K, however, we will modify our disclosure in future periodic reports to provide further detail regarding the amounts of claims incurred relating to current and prior years as well as amounts for claims paid relating to current and prior years as noted in paragraph 11 of the SOP. The following format will be presented for all applicable years in future periodic reports:

Summary of Reserve for Title Insurance and Escrow Losses:

The activity within the reserve for title insurance and escrow losses is as follows ($ in thousands):

Year Ended December 31,
	2005		2004		2003
Beginning balance	$	XX	$	XX	$	XX
Reserves acquired		XX		XX		XX
Provision for claim losses related to:
Current year		XX		XX		XX
Prior year		XX		XX		XX

Total provision for claim losses		XX		XX		XX
Claims paid, net of recoveries related to:
Current year		XX		XX		XX
Prior year		XX		XX		XX

Total claims paid, net of recoveries		XX		XX		XX

Ending balance	$	XX	$	XX	$	XX

In addition, in future periodic reports we will modify our disclosure to more fully discuss the reasons for changes in incurred claims and claim adjustment expenses relating to events of prior years and will indicate whether additional premiums or return premiums have been accrued as a result of the prior year effects.

In estimating the adequacy and accuracy of the reserve for title insurance and escrow losses, management utilizes the expertise of a third-party actuarial professional who performs an analysis using known trends, previous loss experience and other related data to estimate the total reserves required based on generally accepted actuarial techniques and on their best professional judgment. Quarterly, management obtains a written report from this third-party actuary detailing the calculations and the potential range of the loss reserve related to our insurance underwriter. Management combines the actuarially prepared estimates with their own industry knowledge and experience to estimate the final reserves required. We felt that under Item 8, Notes to Consolidated Financial Statements, footnote 1, Organization and Summary of Significant Accounting Policies, of our 2004 Form 10-K under the heading Reserve for Title Insurance and Escrow Losses, our policy and methodologies used for estimating the liability for unpaid claims and claim adjustment expenses adequately disclosed the factors and general procedures management considers and follows when estimating the reserve for title insurance and escrow losses. While we plan to provide the additional break out on the roll forward of the reserve for title insurance and escrow losses as discussed above, this information is not critical for management to assess the adequacy of the reserve, given the procedures discussed above. However, our disclosure in future periodic reports will be modified to enhance the readers’ ability to understand the methodologies management uses to estimate the needed title insurance and escrow loss reserves related to the prior and current year, consider the inherent factors that cause uncertainty in the loss payment pattern estimates of this reserve, and to determine the accuracy of managements past estimates.

In providing you with these responses we acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for the opportunity to respond to your comments, and if you have any further questions, please do not hesitate to contact me at (480) 624-4200.

Sincerely,

/s/ Mark C. Walker
Mark C. Walker
Executive Vice President, Chief Operating Officer,
Chief Financial Officer, Secretary and Treasurer